Exhibit 4.8

Execution Version

FIRST SUPPLEMENTAL INDENTURE

to

INDENTURE

Dated as of February 9, 2011

among

GMX RESOURCES INC.

as Issuer,

The GUARANTORS named therein

and

THE BANK OF NEW YORK MELLON TRUST COMPANY, N.A.,

as Trustee

11.375% Senior Notes due 2019

FIRST SUPPLEMENTAL INDENTURE

This FIRST SUPPLEMENTAL INDENTURE (this “Supplemental Indenture”), dated as of December 19, 2011, among GMX Resources Inc., an Oklahoma corporation (the “Issuer”), Diamond Blue Drilling Co., an Oklahoma corporation, and Endeavor Pipeline, Inc., an Oklahoma corporation (collectively, the “Guarantors”), under the Indenture referred to below, and The Bank of New York Mellon Trust Company, as trustee under the Indenture referred to below (the “Trustee”).

W I T N E S S E T H :

WHEREAS the Issuer has heretofore executed and delivered to the Trustee an Indenture, dated as of February 9, 2011 (as such may be amended from time to time, the “Indenture”), providing for the issuance of its 11.375% Senior Notes due 2019 (the “Notes”);

WHEREAS Section 9.2 of the Indenture provides that with the consent of Holders of a majority in principal amount of the Notes then outstanding (including without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes), amendments may be made, subject to certain exceptions;

WHEREAS, the Issuer has been soliciting consents to this Supplemental Indenture upon the terms and subject to the conditions set forth in its Offer to Purchase and Consent Solicitation Statement dated November 15, 2011 and the related consent and letter of transmittal (which together, including any amendments, modifications or supplements thereto, constitute the “Exchange Offer”);

WHEREAS, (1) the Issuer has received the consent of Holders of a majority in principal amount of the Notes then outstanding to the amendments set forth in this Supplemental Indenture, and (2) the Trustee has received in accordance with Section 9.4 an Officer’s Certificate certifying that the Holders of the requisite principal amount of Notes have consented (and not theretofore revoked such consent) to this Supplemental Indenture and the amendments contained herein;

WHEREAS, Section 9.4 of the Indenture provides that amendment, supplement or waiver becomes effective upon receipt by the Trustee of such Officers’ Certificate and evidence of consent by the Holders of the requisite percentage in principal amount of outstanding Notes; and

WHEREAS, pursuant to Section 9.6, the Trustee shall execute any amendment, supplement or waiver authorized pursuant to Article XI of the Indenture, subject to certain exceptions.

NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Issuer, the Guarantors and the Trustee mutually covenant and agree for the equal and ratable benefit of the Holders as follows:

1.	Definitions.

(a)	Capitalized terms used herein without definition shall have the meanings assigned to them in the Indenture.

(b)	For all purposes of this Supplemental Indenture, except as otherwise herein expressly provided or unless the context otherwise requires: (i) the terms and expressions used herein shall have the same meanings as corresponding terms and expressions used in the Indenture; and (ii) the words “herein,” “hereof” and “hereby” and other words of similar import used in this Supplemental Indenture refer to this Supplemental Indenture as a whole and not to any particular section hereof.

(c)	Subject to Section 3 hereof, the Indenture is hereby amended by deleting any definitions from the Indenture with respect to which references would be eliminated as a result of the amendments of the Indenture pursuant to Section 2 hereof.

2.	Amendments to Indenture.

(a) Subject to Section 3 hereof, the Indenture is hereby amended by deleting in their entireties Sections 4.3, 4.4, 4.5, 4.6(b), 4.7, 4.9, 4.10, 4.11, 4.12, 4.13, 4.14, 4.16, 4.17, 4.18, 4.19, and 6.1 clauses (6), (7), (8) and (9), and Article 5 of the Indenture.

(b) Subject to Section 3 hereof, the Indenture is further hereby amended by deleting in its entirety Section 4.8 of the Indenture and replacing it with the following:

“SECTION 4.8 Reports.

The Issuer and each Subsidiary Guarantor (to the extent that such Subsidiary Guarantor is so required under the TIA) shall at all times comply with Section 314(a) of the TIA.”

(c) Effective as of the date hereof, none of the Issuer, the Guarantors, the Trustee or other parties to or beneficiaries of the Indenture shall have any rights, obligations or liabilities under such Sections or Clause and such Sections or Clause shall not be considered in determining whether an Event of Default has occurred or whether the Issuer has observed, performed or complied with the provisions of the Indenture.

3.	Ratification of Indenture; Supplemental Indentures Part of Indenture. Except as expressly amended hereby, the Indenture is in all respects ratified and confirmed and all the terms, conditions and provisions thereof shall remain in full force and effect. This Supplemental Indenture shall form a part of the Indenture for all purposes, and every Holder heretofore or hereafter authenticated and delivered shall be bound hereby.

4.	Effectiveness. The provisions of this Supplemental Indenture shall become effective and operative only upon the consummation of the Exchange Offer, with the result that the amendments to the Indenture effected by this Supplemental Indenture shall not be effective or operative unless and until such Exchange Offer is being consummated. The Company shall notify the Trustee promptly if the Company shall determine that the consummation of the Exchange Offer will not occur or has not occurred.

5.	Governing Law. THIS SUPPLEMENTAL INDENTURE SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.

6.	Trustee Makes No Representation. The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Supplemental Indenture or for or in respect of the recitals contained herein, all of which are made solely by the Issuer.

7.	Multiple Counterparts. The parties may sign multiple counterparts of this Supplemental Indenture. Each signed counterpart shall be deemed an original, but all of them together represent one and the same agreement.

8.	Headings. The headings of this Supplemental Indenture have been inserted for convenience of reference only, are not to be considered a part hereof, and shall in no way modify or restrict any of the terms or provisions hereof.

[Signatures on following pages]

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed as of the date first above written.

GMX RESOURCES INC.

By:	/s/ James A. Merrill
Name: Title:	James A, Merrill Chief Financial Officer

GUARANTORS:

DIAMOND BLUE DRILLING, INC. ENDEAVOR PIPELINE, INC.

By:	/s/ James A. Merrill
Name: Title:	James A. Merrill Vice President

THE BANK OF NEW YORK MELLON, N.A., as Trustee

By:	/s/ Craig A. Kaye
Name:	Craig A. Kaye
Title:	Vice President

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